UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of February 2007

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated February 27, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: February 27, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated February 27, 2007.

Elbit Systems' U.S. Subsidiary, Kollsman, Awarded Two Follow-On Orders for Laser Target Designators by the U.S. Marine Corps
Follow-on orders valued at approximately $51 million

Haifa, Israel, February 27, 2007 – Elbit Systems Ltd. (NASDAQ: ESLT), announced that its U.S. subsidiary, Kollsman, Inc., an Elbit Systems of America company, received two follow-on orders from the U.S. Marine Corps (USMC) for its high-performance Laser Target Designator (LTD) systems that have proven successful in field test evaluations. The additional orders, under an indefinite delivery/indefinite quantity (IDIQ) contract, consisting of approximately $16.9 million and $34 million respectively, represent an increase over the initial order of July 2006. Part of the work will be performed by Elbit Systems Electro-Optics Elop Ltd.

Carried and operated by Forward Air Controllers and Reconnaissance Marines, the system provides a “bull’s eye” for other units to target enemy troops and equipment with munitions specifically designed for laser guidance and high accuracy. During rigorous testing by the USMC, the LTD met the performance requirements for having the required marking range, operational suitability and life cycle support.

Commenting on the award, Elbit Systems of America President and Chief Executive Officer Tim Taylor stated, “One of the characteristics of 21st century conflicts is a heightened sensitivity for avoiding unnecessary damage and loss of life. Tools like the LTD provide the extra measure of precision that ensures accurate targeting and safety for surrounding objects and personnel.”

About Kollsman, Inc.
Kollsman, Inc. is a global development, manufacturing and support organization providing advanced electro-optical and avionics systems to the commercial aerospace, defense, and homeland security markets. The company’s expertise includes enhanced vision systems, flight displays, head-up displays, thermal imaging systems, fire control systems, and advanced security and surveillance solutions.

About Elbit Systems of America
Elbit Systems of America companies are leading providers of high performance products and sub-system solutions focusing on the defense, homeland security, and commercial aviation markets. With facilities in Texas, New Hampshire, Kansas, Alabama, Georgia, Virginia, and California, Elbit Systems of America is dedicated to supporting those who contribute daily to the defense and safety of the United States. The Elbit Systems of America group is wholly owned by Elbit Systems Ltd. (Nasdaq: ESLT), a global electronics company engaged in a wide range of programs for innovative defense and homeland security applications.

Additional news and information is available at www.kollsman.com and www.elbitsystemsofamerica.com.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.